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                            ACCELERATED BENEFIT RIDER


                 Issued by Cova Financial Life Insurance Company


                        Please Read This Rider Carefully



        Subject to all the provisions of this rider and the policy to which it is attached, we will make the payments described below if the insured is terminally ill. "You" and "your" refer to the owner of the policy to which this rider is attached. Death benefits, cash values, and loan values will be reduced if an accelerated benefit is paid.
        This rider is non-participating. There is no premium charge for this rider.

        Receipt of an accelerated benefit payment may adversely affect your eligibility for Medicaid or other government benefits or entitlements. Exercising this option may not qualify the benefits as life insurance proceeds for tax purposes. Therefore, assistance should be sought from a personal tax advisor.

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        Eligible                Eligible Proceeds under this rider means the death benefit payable if the insured would
        Proceeds                have died on the date this rider is exercised, according to the terms of the policy to which this rider is attached, without reduction for indebtedness. Eligible Proceeds will not include any accidental death benefits, decreasing term benefits, or benefits that would expire in less than three years from the date of election of the benefit.

                                You must select the amount of Eligible Proceeds to be used in computing the Accelerated
                                Payment. You may choose an acceleration percentage of 25%, 50% or 75%. The Eligible
                                Proceeds multiplied by the acceleration percentage cannot be less than the lower of 25% of the policy's face amount or $50,000. The Eligible Proceeds multiplied by the acceleration percentage cannot exceed $250,000. If this amount exceeds $250,000 the acceleration percentage must be decreased.

        Accelerated             We will compute the Accelerated Payment based on the following:
        Payment                 1.   The amount of Eligible Proceeds multiplied by the acceleration percentage.
                                2.   Reduced life expectancy.

                                3.   Interest Rate. The interest rate used in the calculation of the accelerated payment will be no greater than the greater of:

                                     a.  The current yield on 90 day treasury bills; or

                                     b.  The current maximum statutory adjustable policy loan interest rate.

                                4.   A processing charge not to exceed $150.

                                5.   A reduction equal to the acceleration percentage multiplied by any indebtedness.
                                The  method of computation has been filed with the insurance supervisory official of the state that governs your policy. We may change the assumptions we use from time to time.

                                The Accelerated Payment will be made to you in a lump sum. We will make an
                                Accelerated Payment only once per insured.

        Terminal                Before we make an Accelerated Payment, you must give us satisfactory evidence that a
        Illness                 medical condition exists that would result in the Insured's life expectancy to be 12 months or less. This evidence must be a certification by a licensed physician. The physician may not be you, the Insured, or a member of the Insured's family.

                                We reserve the right to require, at our own expense, another examination of the Insured by a physician of our choice, or any other evidence we deem necessary. If there is a conflict of medical opinion as to the life expectancy of the Insured, the opinion of the physician of our choice will govern.





        CCR1                                                    1
        (5/99)






       Conditions              Your right to receive an Accelerated Payment under this rider is subject to the following conditions:

                               1.   The policy must be inforce.

                               2.   If the policy is in force as extended term insurance, you must apply for this benefit at least one year prior to the insurance termination date.

                               3.   The face amount of the policy must be at least $25,000.00.

                               4.   You must make a written request for payment in a form satisfactory to us.

                               5.   You must send us the policy and this rider for endorsement.

                               6.   Any irrevocable beneficiary must give written consent for payment.

                               7.   Any assignee must give written consent for payment.

                               8.   This benefit provides for the accelerated payment of a portion of life insurance proceeds. It is not meant to cause you to involuntarily invade proceeds ultimately payable to the named beneficiary. Accelerated benefits will be made available to you on a voluntary basis only. Therefore:

                                    a.   If you are required by law to use this payment to meet the claims of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit.

                                    b.   If you are required by a government agency to use this payment in order to apply for, obtain, or keep a government benefit or entitlement, you are not eligible for this benefit.

       Effect on Policy        All policy values, face amounts and loan values on the remaining policy, if any, will be reduced by the acceleration percentage. Upon acceleration, premiums will be based on the reduced face amount of the policy. Insurance not included in eligible proceeds will not be affected.

       Termination             This rider will terminate at the earliest of the following:

                               1. When you make a written request to terminate it and return the policy to us, or

                               2. When an Accelerated Payment is made, or

                               3.   When the policy to which this rider is attached terminates.

       The issue date and effective date of this rider and the policy are the same unless another effective date of this rider is shown below.


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               DATE





                            SECRETARY                                                        PRESIDENT



                                      COVA
                      Cova Financial Life Insurance Company
                            Newport Beach, California

       CCR1                                                    2
       (5/99)
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